Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following is a transcript of a call, held by Suncor Energy Inc. on November 3, 2015.

NOTICE TO U.S. HOLDERS

The Offer (as defined below) described in the Offer Documents (as defined below) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined below) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. The information contained in this transcript is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

NOT AN OFFER

This transcript does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015 along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the transcript constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward looking statements”). All forward looking statements are based on the company’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of the company’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third party approvals.

Some of the forward looking statements may be identified by words like “expects”, “anticipates”, “estimates”, “plans”, “scheduled”, “intends”, “may”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “proposed”, “target”, “objective”, “continue” and similar expressions. Forward looking statements include references to: the Offer; Suncor’s business strategies and goals; potential changes in oil prices; factors COS’ Board base their recommendation on in relation to the Offer; and Suncor’s key reasons in supporting the Offer, including Suncor’s beliefs about Syncrude’s operations and COS share price. Forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Our actual results may differ materially from those expressed or implied by our forward looking statements, and readers are cautioned not to place undue reliance on them.

Suncor’s most recently filed Earnings Release, Quarterly Report and Management’s Discussion & Analysis and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1 (800) 558-9071, by email request or by referring to the company’s profile on SEDAR or EDGAR. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Lead-in from Operator)

Steve Douglas, Vice President, Investor Relations

Well thank you, Operator. We certainly appreciate you joining us for this call to learn more about Suncor’s offer to purchase all the outstanding common shares of Canadian Oil Sands Limited.

We won’t be holding an open Q&A period as part of this call, however, throughout the offer period, you can direct questions to us by emailing offer@suncor.com or contacting Suncor’s Investor Relations department. We’ll endeavour to respond promptly to all questions received. For additional information regarding the offer, please visit www.suncorofferforcanadianoilsands.com.

I’d like to begin by noting that our offer to purchase shares of COS is being made subject to the terms and conditions set out in Suncor’s offer to purchase and take-over bid circular, dated October 5, 2015, along with the accompanying bid documents. The information being presented today does not cover all information relevant to our offer, and is qualified in its entirety by reference to the complete text of the offer document, which should be read carefully before making a decision with respect to the offer.

The proposed offer would see Suncor acquire COS in an all-share transaction. Each COS shareholder will be entitled to receive 0.25 of a Suncor share for each COS common share held. The offer has a tender period of 60 days, it begins October 5, and extends to 5:00 pm Mountain Time December 4, 2015, unless extended or withdrawn by Suncor; and of course it’s subject to the customary regulatory approval.

I’m going to ask Suncor’s Executive Vice President of Strategy and Commercial Development, Steve Reynish, to go into some further details on the COS offer.

Steve Reynish, Executive Vice President, Strategy and Commercial Development

Thank you, Steve. Since we announced our offer on October 5, we’ve had the opportunity to talk to the majority of reporting shareholders of Canadian Oil sands. Naturally, they would like to see a higher exchange ratio for their shares, but they do all understand that Canadian Oil Sands is facing a risky and uncertain future, and they acknowledge the value of what we have put on the table.

This includes: an implied price of $9.73 per share, representing a premium of 57% to Canadian Oil Sands pre-offer price, based on Suncor’s closing price on October 30 of $38.91. Between the offer date and October 30, Suncor’s share price rose 11% and it has continued to rise in November, which in turn raises the implied offer price and premium.

Secondly, it includes a 45% cash dividend increase; and thirdly, it’s an all-share deal that enables a tax-deferred rollover and participation in the potential upside associated with owning Suncor shares. That includes: the impact of any increase in oil price, as well as the value we expect to create as owners of a much larger stake in Syncrude.

The investors we’ve spoken to also recognized Suncor’s track record on operational excellence, capital discipline, and profitable growth. They know that we have generated over $10 billion in free cash flow over the past five years, and that we have returned the majority of that to shareholders through a combination of dividends and buy-backs, while continuing to invest in long-term sustainable growth.

The Canadian Oil Sands Board and Management have recommended that shareholders reject Suncor’s offer, but that recommendation seems to be based on little more than hope. Hope that oil prices will recover before Canadian Oil Sands finds itself in further financial distress, and hope that even without doing anything particularly different than it has in the past, Syncrude will sort out the stubborn operational challenges that have plagued it for the past several years, resulting in year-over-year declines in production.

We don’t think hope is the best strategy, particularly as Canadian Oil Sands is facing a risky and uncertain future, and there is now a much better alternative available. By tendering your shares to Suncor, Canadian Oil Sands shareholders will be gaining access to a host of potential benefits while at the same time sharply reducing downside risk.

Now I think it’s very instructive to look closely at the respective performance of the two companies. Over the past five years, when the WTI oil prices ranged from a high of $114 per barrel to a low of $38 per barrel, Suncor has delivered a total shareholder return of over 15%. During that same period, Canadian Oil Sands shareholders have endured a total shareholder return of negative 69%.

During the past five years, Suncor has increased its dividend by 190%. In that same period, the Canadian Oil Sands dividend has been reduced by 90%. Since 2011, Suncor has steadily increased its oil sands production by an average of almost 10% per year. Over the same period, Canadian Oil Sands Syncrude production has declined by an average of more than 5% per year.

Since 2011, Suncor’s utilization rates at its oil sands base plant have risen from below 80% to above 90%, while Canadian Oil Sand’s Syncrude utilization rates have steadily declined to average less than 75% so far this year.

Despite the steep fall in oil prices, Suncor has continued to generate free cash flow in every quarter of 2015. We have a rock solid balance sheet, with over $12 billion of liquidity, and a strong investment-grade credit rating. Canadian Oil Sands has generated negative free cash flow during every quarter in 2015; and with a debt to capitalization of over 37%, Canadian Oil Sands has seen its credit rating reduced to one notch above junk.

As Canadian Oil Sands shareholders carefully consider Suncor’s offer, we would point to four key reasons in support of tendering their shares.

One: lower for longer. Oil prices have sharply declined in the past year and put Canadian Oil Sands under severe financial pressure, resulting in their Board twice having to cut the dividend. Looking forward, the outlook for oil prices is extremely bearish as reflected by the forward strip WTI pricing, which does not return to $60 per barrel until after 2020. Suncor, with its integrated model, diversified portfolio, and strong balance sheet, can handle the risk of a lower for longer price environment. But Canadian Oil Sands, with its single asset exposure and stressed balance sheet, is in a precarious position.

Two: talk to the upside and protection on the downside. Now we are all hoping oil prices may rise in the next year or two, but they may also fall further. If you look at the correlation to oil price over almost any historical period, you’ll find that Suncor enjoys a very similar upside to Canadian Oil Sands, but far less downside when oil prices fall due to our integrated upstream downstream configuration, which allows us to generate strong cash flow even during periods of low oil prices.

Three: Syncrude’s performance. The Syncrude asset has continued to underperform. As I mentioned earlier, production at Syncrude has steadily declined over the past few years due to an unfortunate series of operational upsets. That trend has continued through 2015. In the third quarter, Syncrude ran at approximately 67% of capacity, and in October, further operational problems resulted in production dropping even below that level. Suncor has a proven track record of success in our mining and upgrading operations, which are very similar and immediately adjacent to those of Syncrude. With a 49% working interest, we would immediately devote more resources to improving governance and oversight, and we would work with the operator to increase reliability, reduce costs, and look at potential synergies and opportunities.

Number four: the standalone prospects for Canadian Oil Sands. Prior to Suncor launching its offer in early October, Canadian Oil Sands’ price sank to between $6 and $7 per share. With no other alternatives on the table, and if Suncor’s offer is not successful, there is every reason to believe that the Canadian Oil Sands share price will return to these levels and possibly lower, given that Syncrude continues to underperform and oil prices show no sign of recovering.

So we believe Canadian Oil Sands shareholders need to consider these facts carefully as they make their decision on Suncor’s offer. Suncor’s offer delivers Canadian Oil Sands shareholders significant immediate value, strong upside potential, and considerable downside protection, which they otherwise lack. We believe the offer represents full and fair value, and a compelling opportunity for Canadian Oil Sands shareholders. Our offer respects the permitted bid terms that Canadian Oil Sands put in place in 2010 and that were reconfirmed by the Canadian Oil Sands directors and shareholders in April of 2013. Most importantly, we would like to see Canadian Oil Sands shareholders decide for themselves on the merits of Suncor’s offer.

Steve Douglas, Vice President, Investor Relations

Well thank you, Steve, and thank you to participants for dialing in. The call is now complete.